# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ventyx Biosciences, Inc., CIK 0001851194
CUSIP: 92332V107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 12790 EL CAMINO REAL, SUITE 200, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000070858

## Reporting persons
- BANK OF AMERICA CORP /DE/: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,616,536; sole dispositive power 0; shared dispositive power 4,616,536; aggregate amount beneficially owned 4,616,536 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Ventyx Biosciences, Inc.
Address of issuer's principal executive offices: 12790 EL CAMINO REAL, SUITE 200, SAN DIEGO, CALIFORNIA, 92130.

## Item 2. Person Filing
Name of person filing: Bank of America Corp /DE/
Address of principal business office or, if none, residence:
100 N TRYON ST
CHARLOTTE, NC 28255
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 4,616,536.00
Percent of class: 6.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,616,536
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,616,536

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G is being filed by Bank of America Corporation on behalf of itself and its wholly owned subsidiaries Bank of America N.A., a bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c); BofA Securities, Inc., a broker dealer registered under section 15 of the Act (15 U.S.C. 78o); and Merrill Lynch International, non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BANK OF AMERICA CORP /DE/: Andres Ortiz, Authorized Signatory (02/14/2025)